Filed by Old Line Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
File No. 333-184924
Subject Company: WSB Holdings, Inc.
Subject Company Exchange Act File No: 000-53003

PRESS RELEASE	OLD LINE BANCSHARES, INC.
FOR IMMEDIATE RELEASE	CONTACT: CHRISTINE M. RUSH
April 30, 2013	CHIEF FINANCIAL OFFICER
(301) 430-2544

WSB HOLDINGS, INC.
CONTACT: CAROL A. RAMEY
CHIEF FINANCIAL OFFICER
(301) 861-5910

OLD LINE BANCSHARES, INC. AND WSB HOLDINGS, INC.  ANNOUNCE EXTENSION OF ELECTION DEADLINE FOR WSB HOLDINGS STOCKHOLDERS

BOWIE, MD - Old Line Bancshares, Inc. (NASDAQ Capital Market: OLBK), the parent company of Old Line Bank, and WSB Holdings, Inc. (NASDAQ Global Market: WSB), the parent company of The Washington Savings Bank, F.S.B., today jointly announced the extension of the deadline for WSB Holdings, Inc. stockholders to elect the form of merger consideration they wish to receive in connection with the pending acquisition of WSB Holdings, Inc. by Old Line Bancshares, Inc. to 5:00 p.m., Eastern Time, on May 3, 2013 (the “Election Deadline”).

Pursuant to the parties’ Agreement and Plan of Merger relating the merger of WSB Holdings, Inc. with and into Old Line Bancshares, Inc., the Extension Deadline is the date that is five calendar days prior to the closing of the merger.  The Election Deadline is being extended because the parties now expect the merger to close on May 10, 2013.

As previously announced, WSB Holdings, Inc. stockholders can elect, for their shares of WSB Holdings, Inc. common stock held, either cash, Old Line Bancshares, Inc. common stock, or a mix of cash and Old Line Bancshares, Inc. common stock, according to the terms set forth in the companies’ joint proxy statement/prospectus. Elections may be subject to proration. In order for an election to be effective, the exchange agent, American Stock Transfer and Trust Company, must receive a properly completed Election Form and Letter of Transmittal prior to the Election Deadline. WSB Holdings, Inc. stockholders who have already submitted a completed Election Form and Letter of Transmittal do not need to take any action on account of this extension unless they wish to change their consideration election.  In that case, a stockholder may withdraw such submission and resubmit a new Election Form and Letter of Transmittal to the exchange agent prior to the Election Deadline.

Copies of the Election Form and Letter of Transmittal and joint proxy statement/ prospectus were previously mailed to WSB Holdings, Inc. stockholders and contain additional information regarding the transaction and making a consideration election. WSB Holdings, Inc. stockholders are urged to carefully review the joint proxy statement/prospectus and the other materials included or incorporated by reference therein. This information has not changed and is not otherwise modified by this extension of the Election Deadline.

Old Line Bancshares, Inc. is the parent company of Old Line Bank, a Maryland chartered commercial bank headquartered in Bowie, Maryland, approximately 10 miles east of Andrews Air Force Base and 20 miles east of Washington, D.C. Old Line Bank has 18 branches located in its primary market area of suburban Maryland (Washington, D.C. suburbs and Southern Maryland) counties of Anne Arundel, Calvert, Charles, Prince George’s and St. Mary’s. It also targets customers throughout the greater Washington, D.C. metropolitan area.

WSB Holdings, Inc. is the parent company of The Washington Savings Bank, a federally chartered savings bank headquartered in Bowie, Maryland.  The Washington Savings Bank was founded over 30 years ago.  Over three decades, The Washington Savings Bank has provided residents, business and professionals of Anne Arundel, Charles and Prince George’s counties with banking services by a locally-owned and managed community bank.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.  This press release contains statements relating to a proposed merger between Old Line Bancshares, Inc. and WSB Holdings, Inc. that is the subject of a final joint proxy statement/prospectus that was filed by each of Old Line Bancshares, Inc. and WSB Holdings, Inc. with the SEC on March 5, 2013 and has been mailed to stockholders of Old Line Bancshares, Inc and WSB Holdings, Inc.

This release is not a substitute for the joint proxy statement/prospectus or any other document that Old Line Bancshares, Inc. or WSB Holdings, Inc. has filed or may file with the SEC or has sent or may send to its stockholders in connection with the proposed merger.  INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC OR SENT TO STOCKHOLDERS, INCLUDING THE FINAL JOINT PROXY STATEMENT/ PROSPECTUS, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  All such documents, when filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request, in the case of Old Line Bancshares, Inc., to Christine M. Rush at (301) 430-2500 and, in the case of WSB Holdings, Inc., to Carol Ramey at (301) 861-5910.

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This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction.  No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended.